Update on Art Market: Acquiring art while prices are low

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Michael Delpozzo, Masterworks <mdelpozzo@investors.masterworks.com>

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Hi Sam,

Our new offering featuring Hans Hofmann is one of the few 'value offerings' we've had on Masterworks.

A 'value offering' on Masterworks generally follows the same strategy as a value investment with other assets, which means we believe the offering size is below the actual recent worth of the painting.

You'll be seeing a lot more of these 'discounts' in the near future, since our team is taking advantage of market conditions to acquire value offerings with good fundamentals.

Our Hofmann painting was internally appraised at $3.1M last year, and is available now for $2.4M, a 21.2% discount to that appraised value.

To further understand Hofmann's market, our appraisals team also added a 'peak value' to note what the painting would have been worth in 2018, which we believe was Hofmann's last market peak. That analysis, conducted present-day, found it would have been worth $4.8M!

Here's a how to read the data for these value offerings, as displayed on the deal cards:


Value
Similar Auction Sales
Record Price
Collectors
NEW
$5m
$4m
$3m
$2m
$1m
$0
$4.8M - This painting's projected value in 2018
$3.1M - This painting's projected value at acquisition in 2024.
$2.4M - Our 'discounted' offering size today
Peak Value
Fair Market Value
Offering Size

Learn more here and view the offering circular below.

Thanks,

Michael Delpozzo

—

Masterworks Platform Associate
MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281

Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure on Regulation A Offerings, Risks of Investing, Performance Metrics, Art Market Data, Progress Bar, and more visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

*On April 3, 2024, the Painting was appraised by Masterworks at a Fair Market Value of $3,100,000. The Fair Market Value appraisal is filed as Exhibit 99.2 to the offering statement.

On January 9, 2025, the Painting underwent a retrospective 'Peak Value' valuation appraisal by Masterworks, and was appraised at a Fair Market Value of $4,800,000 as of December 31, 2018. Peak Value is based on a retrospective opinion of Fair Market Value determined in relation to the auction sales deemed relevant, adjusting for differences in size, palette, composition, and execution during a period that was internally identified as a market peak for the artist (December 2018).

For both the Fair Market Value and the Peak Value appraisals, the value determinations are based on the Masterworks Appraiser(s)' best judgment and opinion, are only valid as of the effective date of such appraisal, and does not reflect any sales of objects conducted after the effective date, including Masterworks transactions. Valuation of unique art objects require a high degree of subjectivity. The art market typically does not move in a linear fashion and a single unexpected auction result can have a significant impact on values.

Both the April 3, 2024 and January 9, 2025 Fair Market Values are equal to the price between a willing buyer and a willing seller on the open market, and only valid as of the effective date of such appraisals. FMV includes expected buyer's premium and estimated transaction commissions. Appraisals are prepared in accordance with the 2024-2025 Uniform Standards of Professional Appraisal Practice, although it is noted that there are potential conflicts of interest given that the appraisers are employees of Masterworks. It should only be viewed as a statement of opinion, and undue emphasis should not be placed on the appraised amount. These values are not representations or warranties that the item would have realized these values if offered for sale in an appropriate market, or a guarantee that they will reach that value again at any future date. For more information on Masterworks appraisal methodology, conflicts of interest and other important considerations, see "Description of Business – Art Appraisals" in the offering circular.

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Any comparative images provided for educational purposes only.

Masterworks, LLC is located at 225 Liberty St, 29th Floor, New York, NY 10281.